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MARK W. JEANFREAU (504) 584-9236 jeanfrem@phelps.com	June 7, 2006	19355-11

VIA EDGAR

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renasant Corporation

Registration Statement on Form S-3 filed May 19, 2006

File No. 333-134305

Dear Mr. Windsor:

We are responding on behalf of Renasant Corporation (the “Company”) to your letter of May 30, 2006, providing comments to the Company’s Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2006 (the “Registration Statement”).

Your comment is as follows:

“Please provide us with your detailed legal analysis of the exemption relied upon for the exercise of the warrants. If Renasant or its predecessor company has previously registered the warrants, please advise the staff as to the date and file number of the previous registration statement. Furthermore, please detail the exercise criteria for the warrants, any transfer restrictions and detail whether any of the warrants have been exercised at this time.”

To the extent that your comment required revisions to the Registration Statement, such revisions have been addressed in the Pre-Effective Amendment to Form S-3 Registration Statement that the Company filed with the Commission on the date hereof. Our supplement response, not required to be included in the Registration Statement, is provided below.

The warrants referred to in the Registration Statement were issued by Community Commercial Bancshares, Inc. (the predecessor to Renasant Bancshares, Inc.) in May, 1999, and were assumed by the Company in connection with the merger of Renasant Bancshares, Inc. with and into the Company on July 1, 2004. The warrants have not been registered with the Commission. As of the date of the Company’s assumption of the warrants, all of the warrants were fully vested and immediately exercisable.

Mr. Christian N. Windsor

June 7, 2006

Three warrant holders elected to exercise their respective warrants prior to the Company’s filing of the Registration Statement, and the Company anticipates that the remaining warrants will be exercised prior to their expiration in May, 2009.1 The Company relied upon the exemption from registration set forth in §4(2) of the Securities Act of 1933, as amended (the “Securities Act”), when issuing shares of the Company’s $5.00 par value common stock (the “common stock”) in connection with the warrant exercises that occurred prior to the filing of the Registration Statement. In addition, the Company intends to rely on such exemption with respect to future common stock issuances occurring as a result of the exercise of the remaining warrants.

Section 4(2) of the Securities Act provides that “[t]he provisions of section 5 shall not apply to transactions by an issuer not involving any public offering.” 15 U.S.C. 77d. The Company does not believe that the issuance of common stock upon the exercise of any warrant involved or will involve a public offering. As discussed in SEC v. Ralston Purina Co., 346 U.S. 119 (1953), and other jurisprudence relating to the §4(2) registration exemption, the determination as to whether the §4(2) exemption is applicable to an offering is based on “whether the particular class of persons affected needs the protection of the [Securities] Act.” Id. at 125. The
§4(2) exemption is likely to apply where the offerees (i) are sufficiently sophisticated to demand and understand the information available to them such that they can fend for themselves, and (ii) have access to the kind of information available in a registration statement. Other criteria affecting the analysis of whether an offering is covered by §4(2) are the number of offerees, the size of the offering and the manner of the offering.

The Company believes that the requirements of the §4(2) exemption have been and, as applicable, will be met with respect to issuances of common stock upon exercise of the warrants. First, all of the warrant holders possess the sophistication necessary for an investment in common stock without registration under the Securities Act. Each warrant holder who exercised his or her warrants prior to the filing of the Registration Statement was an “accredited investor,” as defined in Rule 501(a) of Regulation D, at the time of exercise. In the Company’s opinion, it is very likely that the remaining warrant holders will also be accredited investors at the time that they exercise their warrants and receive common stock in connection therewith, based on their current net worth and income as known to the Company. As accredited investors, the Company believes each warrant holder possesses the requisite sophistication for purposes of the §4(2) exemption.

As further evidence of the sophistication of the warrant holders, all of the holders, with one exception, were directors of Community Commercial Bancshares, Inc., the bank holding company of a Tennessee-chartered bank, at the time of the issuance of the warrants and of Renasant Bancshares, Inc., the successor to Community Commercial Bancshares, Inc., prior to its merger with the Company. In addition, these warrant holders currently serve on the Tennessee State Board of the Company (and have been members of such board since the merger); this board oversees the Tennessee operations of the

1	Please refer to the Registration Statement for more detail regarding such exercises.

Mr. Christian N. Windsor

June 7, 2006

Company. As board members, these warrant holders remain intimately involved in the operations of the Company. In the Company’s opinion, as directors of Community Commercial Bancshares, Inc. and Renasant Bancshares, Inc. and as members of the Tennessee State Board, these warrant holders were or, as applicable, will be easily sophisticated enough to fend for themselves in connection with their exercise of the warrants and receipt of common stock in connection therewith such that a Securities Act registration is unnecessary.

As noted above, one warrant holder was not a director of Community Commercial Bancshares, Inc. or Renasant Bancshares, Inc. and does not serve as a member of the Tennessee State Board of the Company. This warrant holder exercised her warrants and received shares of common stock in July, 2005. The Company believes that this warrant holder also possessed a level sophistication such that the Company’s issuance of shares of common stock to her was covered by the §4(2) registration exemption. This warrant holder was an accredited investor at the time she exercised her warrants. In addition, in the notice of exercise required to be delivered to the Company in connection with a warrant exercise, this warrant holder represented and warranted to the Company that she possessed the knowledge and experience in financial and business matters that permitted her to evaluate the merits and risks of the exercise of her warrants and an investment in common stock. The notice of exercise form also indicated that she received the advice of a CPA in evaluating the issues pertaining to the exercise of her warrants. Based on her status as an accredited investor and her representations and warranties to the Company, the Company concluded that the warrant holder possessed the sophistication necessary for the §4(2) exemption to apply to the issuance of common stock to this warrant holder.

The Company also believes that each warrant holder had or, as applicable, will have access to the type of information available in a registration statement such that the §4(2) exemption will apply. As noted above, four of the five warrant holders have been members of the Tennessee State Board of the Company since the Company’s acquisition of Renasant Bancshares, Inc. The members thereof have access to all Company information necessary to fulfill their oversight duties. One warrant holder is also a director of the Company.

The one warrant holder who is not a member of the Tennessee State Board also had informational access sufficient to satisfy the requirements of §4(2). Prior to her exercise of warrants and receipt of common stock, the warrant holder was provided with a copy of the Company’s 2004 Annual Report to Shareholders, its Form 10-K for the year ended December 31, 2004, its 2005 Definitive Proxy Statement, its Form 10-Q for the quarter ended March 31, 2005 and all Forms 8-K filed by the Company in 2005. The Company also provided any other documents the warrant holder deemed relevant to the exercise of the warrants, and such holder was given the opportunity to ask questions of Company representatives.2 As the foregoing illustrates, this warrant holder had, and each other warrant holder had or will have, as applicable, access to the type of information found in a registration statement (and likely significantly more information than is required to be included in a registration statement).

Finally, other factors illustrate that the §4(2) registration exemption is applicable to the exercise of the warrants and delivery of common stock in connection therewith. Only five individuals hold (or held) the warrants covered by the Registration Statement, and the warrants are exercisable into an

2	The other warrant holders who exercised their warrants prior to the filing of the Registration Statement were also provided copies of the Company’s filings under the Securities Exchange Act of 1934, as amended, for the year and the interim periods preceding their respective exercises of the warrants and receipt of common stock in connection therewith. These individuals were also given the opportunity to ask questions of Company representatives.

Mr. Christian N. Windsor

June 7, 2006

aggregate of 72,605 shares of Company common stock. As of June 1, 2006, there were 10,343,317 shares of Company common stock issued and outstanding. Thus, the distribution of Company common stock upon the exercise of all of the warrants is limited. In addition, no solicitation has occurred or is anticipated to occur in connection with the exercise of the warrants. These factors further illustrate, in the Company’s opinion, that no public offering is involved.

The Company believes that the foregoing discussion illustrates that the exemption from registration set forth in §4(2) of the Securities Act is applicable to the delivery of common stock upon exercise of the warrants. The Company also notes that, since each warrant holder is an accredited investor (or, as applicable, was an accredited investor at the time such holder exercised his or her warrants), the exemptions from registration provided by both §4(6) of the Securities Act and Rule 506 of Regulation D are also applicable to the exercise of the warrants.

Your comment letter also requested details relating to the terms of the warrants. The warrants were amended in connection with their assumption by the Company to reflect the number of shares of common stock a warrant holder is entitled to receive upon exercise of the warrants; the exercise price per share of common stock was adjusted at the same time. As amended, the warrants may be exercised, in whole or in part, at any time prior to the close of business on May 2, 2009, by delivery of the warrant and a notice of exercise form to the Company, accompanied by payment of the aggregate exercise price for the number of shares of common stock with respect to which the warrant is exercised. The exercise price of the warrants is $8.9524 per share of common stock, payable in cash or check, by delivery of previously acquired shares of common stock (valued at the average of the high and low market price of a share of common stock on the date of exercise) or by a combination of cash and common stock. As soon as practicable after exercise, the Company will issue a certificate for the number of shares of common stock that the warrant holder is entitled to receive, plus cash in lieu of any fractional share. If a warrant is exercised in part only, the warrant holder will also receive a new warrant for the remaining shares of common stock that such warrant holder is entitled to receive but otherwise on the same terms as the previous warrant.

The warrants may not be transferred, sold or otherwise disposed of except pursuant to an effective registration of such warrants under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. The transfer of the warrants is also purportedly restricted by a Stock Restriction Agreement dated November 12, 1998, between Community Commercial Bancshares, Inc. and the holders of the warrants. The Company believes, however, that this agreement is no longer effective after the merger of Renasant Bancshares, Inc. with and into the Company.

As noted above, the Company has filed with the Commission a Pre-Effective Amendment No. 1 to Form S-3 Registration Statement on the date hereof. If the Commission has any additional comments in response to this letter, or if the Commission has any comments to such pre-effective amendment, the Company will respond to such comments as appropriate. When the Company submits its request for acceleration of the effective date of the Registration Statement, as amended, it will include the acknowledgements set forth in your comment letter.

Mr. Christian N. Windsor

June 7

, 2006

If the Commission has any additional questions or comments in response to the foregoing discussion, please feel free to contact me at the above-referenced number.

Sincerely,

Mark W. Jeanfreau

cc:	Mr. E. Robinson McGraw
Mr. Stuart R. Johnson Mr. Kevin D. Chapman
Jane E. Armstrong, Esq.